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                                                                 Exhibit (a)(23)
To:       Portal Employees
From:     Mitch Gaynor
Date:     August 1, 2001
Subject:  Clarification and attachments to my earlier message today

In my message of a few minutes ago, I referenced some attachments describing changes for several countries. The attachments were accidentally omitted from the message. They are attached below.

One of the changes made at the request of the SEC was a change to the election form (the change was the deletion in the first bullet point of a statement that the employee "understands the terms of the Offer"). A number of people who have already turned in their forms have asked whether they need to resubmit new election forms. If you have already turned in a signed form, you do NOT need to submit a new one.